Filed by The E.W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934,
Subject Company: Journal Communications
Commission File No.: 001-31805

The following is a transcript of an interview with Rich Boehne, Board Chairman, President and CEO, on Bloomberg TV from September 4, 2014.

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BETTY LIU, BLOOMBERG NEWS: Well, we continue to focus on America’s employment picture ahead of tomorrow’s monthly jobs data. And one industry that has been seeing a lot of change and a lot of layoff is the newspaper business. Full-time employment at newspapers has been on a steady decline, falling 6.4% in 2012 from a year earlier, leaving the industry at just about 38,000 jobs. That’s the lowest level on record, and about to get lower.

“USA Today” yesterday is being spun off from Gannett with the rest of its publishing business; fired as many as 70 employees, half of them from the newsroom. So this is all according to a person familiar with the matter.

Well, joining us now with more is a newspaper industry vet -- a veterean, and also media industry veteran, Rich Boehne. He’s the chairman, president, and CEO of the E.W. Scripps Company, which recently announced that they’re spinning off and merging its newspaper business with Journal Communications.

So, Rich, you’re kind of following a little bit in what -- we’ve seen this trend here, Rupert Murdoch, for instance, finally deciding that he was going to spin off his newspaper assets and then focus on -- focus on their television and movie assets.

So are you -- I kind of say this tongue in cheek -- kind of glad you spun this off? Newspapers?

RICH BOEHNE, CEO OF THE E.W. SCRIPPS COMPANY: Well, yes, it was a long time coming. Very tough decision as you can imagine. Newspapers were Scripps’ legacy business. That’s what E.W. Scripps --

LIU: Is it in your heart?

BOEHNE: I’m a former print journalist.

LIU: OK.

BOEHNE: So absolutely. I worked in newsrooms. It was a very tough decision.

But if you think about it, that’s an industry that is really going to need more consolidation. It’s got to find a way to grapple with its fixed costs. It has a huge audience, a lot revenue, but very high fixed costs that somehow has got to be dealt with, and probably regional consolidations and hubs and things that just haven’t been done in that business.

LIU: Well, I mean, you’ve been in the print business for so long, Rich. Tell me your ten-year forecast. What are we going to see in newspapers?

BOEHNE: Well, I think ten-year forecast, you’re going to see more consolidation, more regionalization. I think it kind of surprised --

LIU: And more layoffs?

BOEHNE: Well, hopefully not. I mean, we’ll see what happens. That will be -- Tim Stautberg will be the CEO of our new newspaper company. That will be Tim’s call.

But I think with -- especially investors, they forget, is newspapers is a big manufacturing business, that big buildings and trucks --

LIU: Plans --

BOEHNE: And presses.

LIU: Printing presses.

BOEHNE: Very, very high fixed costs.

LIU: And, you know, when you look at the numbers, right, so you see digital media and their rise. They’ve added 5,000 jobs. So newspapers cutting jobs; they’ve added 5,000 over the last 5 years. Some of the biggest employers now Vice Media, Huffington Post, right? Buzzfeed as well.

When you look at those, and you see billion-dollar valuations, you think it’s out of hand?

BOEHNE: Well, certainly the valuations are rich and makes it hard to invest. We’re a very aggressive digital investor. Most of the hiring that we’ve done over the past five years has been on the digital side. We’ve hired hundreds of new digital media employees just over the past 12 months or so. And we purchased a company called Newsy, a mobile news network.

LIU: Right.

BOEHNE: So great opportunity, but the valuations are pretty sky high.

LIU: It’s a great opportunity, but think about that, though, Rich. I mean, you’ve got 38,000 employees overall in the newspaper industry. Maybe about 5,000 or a little more than that in digital media. It takes a lot fewer people to produce the same amount of content that it takes for newspapers to produce that.

BOEHNE: Well, the content production --

LIU: You do the math.

BOEHNE: The content production’s about the same. The difference is the distribution networks, right? With the touch of a button, you distribute across mobile networks. You know, a newspaper takes presses and trucks and delivery people going to every single household in a neighborhood. It’s just much more labor intensive.

LIU: Now for the television side, because you’re consolidating your TV assets. Do you see more sharing of content among televisions stations, more consolidation there?

BOEHNE: Sure.

LIU: Are cities going to go down to one station per city or what?

BOEHNE: Well, I think sooner or later there are probably more stations in a market that can be supported, certainly from the local news side. That’s an opportunity I think for many of us who are already in the business.

But you’ve already seen a ton of consolidation on TV. But TV is still a really not a very consolidated business. If you look at -- you know, you have ownership caps that you can’t cross. We’ll be the fifth largest independent TV operator in the United States, but there are many, many companies that one, two, three stations, in very good markets, that still represent a lot of opportunity.

LIU: But more consolidation from the advertiser point of view, though, means that they’ve got fewer places, right, to put their ad dollars. And so which is why you’re seeing advertisers now really sort of embracing this online world, right? I mean, we’ve got a chart here from eMarketer of the amount of dollars that will eventually go to digital versus television and versus newspapers.

And it’s hard to argue with how powerful digital is going to be, Rich. In 2018, 37 percent -- it’s going to be the leader in grabbing those ad dollars. How do you get a piece of that?

BOEHNE: Oh, we get a big piece of it today and that’s the biggest focus of our investment strategy. So as we build out all kinds of digital brands in local markets and networks like Newsy and, yes, we take advantage of that opportunity too.

LIU: But how exactly?

BOEHNE: TV is still the big dog, you know, at this point.

LIU: Now, right, but let’s say four or five years from now, when you see more of those dollars going there, how do you make sure that you continue to grab that share?

BOEHNE: Well, sure. In all of our local markets, we today have dedicated digital sales teams; we have dedicated digital products for digital-only consumers, not just for those who might also enjoy some print or on television. So, yes, we think it’s a huge opportunity and one that we’re directing a lot of resources toward.

LIU: Because this a little different from what I hear from when I talk to TV executives, right? On the national scale, for instance, they say they look at statistics, they look at their market share, not just with ad dollars but they -- but they see their old, traditional business model being completely disrupted.

BOEHNE: Right.

LIU: They see that, among the people who are 25 or younger, they’re not even tuning into TV anymore. They’re all watching on their phones or their tablets. And that scares the heck out of these TV executives.

BOEHNE: Yes, I think it should. Television is one of the greatest businesses that God ever created. I mean, it’s just a fabulous business.

LIU: For who?

(LAUGHTER)

BOEHNE: Well, for those of us who own it, investors, and for consumers. I mean, the consumption of television is just phenomenal and really continues to grow. But more than one thing can be true at the same time. TV can be a fabulous business and digital can be a great opportunity.

And so for us --

LIU: But what about grabbing the millennial eyeballs though?

BOEHNE: Oh, they’re -- they continue to flock to us and to our brands, but primarily on the digital platforms.

LIU: All right, Rich. Thank you so much for joining us. Really appreciate it.

BOEHNE: Yes, thank you.

LIU: Rich Boehne, the chairman, president, and CEO of the E.W. Scripps Company.

Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Scripps does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.